Exhibit 14.1

CODE OF ETHICS

1)	PURPOSE. This Code of Ethics applies to all directors, officers, and employees of Must Haves, Inc. (the “Company”). This Code is intended to focus all such parties on areas of ethical risk, provide guidance to directors and officers to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and help foster a culture of honesty and accountability. Each director, officer, and employee must comply with the letter and spirit of this Code. No code or policy can anticipate every situation that may arise. Accordingly, this Code is intended to serve as a source of guiding principles for directors, officers, and employees. Directors, officers, and employees are encouraged to bring questions about particular circumstances that may involve one or more of the provisions of this Code to the attention of the Board of Directors which may consult with inside or outside legal counsel as appropriate.

2)	INTRODUCTION. Each director, officer, and employee is expected to adhere to a high standard of ethical conduct. The good name of any corporation depends on the way it conducts its business and the way the public perceives that conduct. Unethical actions, or the appearance of unethical actions, are not acceptable. Directors, officers, and employees are expected to be guided by the following principles in carrying out their responsibilities:

•	Loyalty. No director, officer, or employee should be, or appear to be, subject to influences, interests or relationships that conflict with the best interests of the Company.

•	Compliance with Applicable Laws. The Company, its directors, officers, and its employees are expected to comply with laws and regulations applicable to the Company’s activities.

•	Observance of Ethical Standards. In the conduct of their duties, each director, officer, and employee must adhere to high ethical standards. These include honesty and fairness.

3)	CONFLICT OF INTEREST. Directors, officers, and employees must avoid any conflicts of interest between the director, officer, or employee, as the case may be, and the Company. Any situation that involves, or may involve, a conflict of interest with the Company, should be disclosed promptly to the Board of Directors, which may consult with inside or outside legal counsel as appropriate. A “conflict of interest” can occur when a director’s, officer’s, or employee’s personal interest is adverse to – or may appear to be adverse to – the interests of the Company as a whole. Conflicts of interest also arise when a director, an officer, an employee, or a member of his or her immediate family, receives improper personal benefits as a result of his or her position with the Company. For purposes of this Code, “immediate family” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law and anyone (other than employees) who share such person’s home. This Code does not attempt to describe all possible conflicts of interest that could develop. Some of the more common conflicts from which directors must refrain, however, are set out below.

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Improper conduct and activities. Directors, officers, and employees may not engage in any conduct or activities that are inconsistent with the Company’s best interests or that disrupt or impair the Company’s relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

•	Compensation from non-Company sources. Directors, officers, and employees may not accept compensation (in any form) for services performed for the Company from any source other than the Company.

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Gifts. Directors, officers, employees, and members of their immediate families may not accept gifts from persons or entities where any such gift is being made in order to influence the director’s, officer’s, or employee’s actions, or where acceptance of the gifts could create the appearance of a conflict of interest.

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Personal use of Company assets. Directors, officers, and employees may not use Company assets, labor or information for personal use unless approved by the Board of Directors or as part of a compensation or expense reimbursement program.

4)	CORPORATE OPPORTUNITIES. Directors, officers, and employees are prohibited from: (a) taking for themselves personally opportunities related to the Company’s business; (b) using the Company’s property, information, or position for personal gain; or (c) competing with the Company for business opportunities, provided, however, if the Company’s disinterested directors determine that the Company will not pursue an opportunity that relates to the Company’s business, after disclosure of all material facts by the director seeking to pursue the opportunity, the director may do so.

5)	CONFIDENTIALITY. Directors, officers, and employees should maintain the confidentiality of information entrusted to them by the Company and any other confidential information about the Company, its business, customers or suppliers that comes to them, from whatever source, in their capacity as a director, officer, or employee, as the case may be, except when disclosure is authorized or legally mandated. For purposes of this Code, “confidential information” includes all non-public information relating to the Company, its business, customers or suppliers.

6)	COMPLIANCE WITH LAWS, RULES AND REGULATIONS, FAIR DEALING. Directors, officers, and employees shall comply, and shall oversee policies designed to promote compliance, with all laws, rules and regulations applicable to the Company, including, but not limited to, federal and state securities laws, rules, and regulations, and the rules and regulations of the and exchange or quotation service. Directors, officers, and employees shall endeavor to insure that the Company’s public disclosure communications, including filings with the Securities and Exchange Commission, are full, fair, accurate, timely, and understandable, and shall, to the extent part of their job responsibilities, maintain familiarity with the disclosure requirements applicable to the Company. Said parties are prohibited from knowingly misrepresenting, omitting, or causing others to misrepresent or omit material facts about the Company to others, whether within or outside the Company. Directors and officers shall oversee policies designed to promote ethical dealing by employees and officers with the Company’s customers, suppliers, competitors and employees.

7)	ENCOURAGING THE REPORTING ILLEGAL OR UNETHICAL BEHAVIOR. Directors, officers, and employees should promote honest and ethical behavior and encourage an environment in which the Company: (a) encourages employees to talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation; (b) encourages employees to report violations of laws, rules, or regulations to appropriate personnel; and (c) informs employees that the Company will not allow retaliation for reports made in good faith.

8)	CONCLUSION. Directors, officers, and employees should communicate any suspected violations of this Code promptly to the Board of Directors. Violations will be investigated by the Board of Directors or by a person or persons designated by the Board of Directors and appropriate action will be taken in the event of any violations of the Code. This Code of Ethics is a statement of certain fundamental principles, policies and procedures that directors, officers, and employees in the conduct of the Company’s business. It is not intended to and does not create any rights in any employee, customer, client, supplier, competitor, shareholder or any other person or entity.